FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Taxpayers Registry (CNPJ/MF) No. 47.508.411/0001-56

Board of Trade Registry No. (NIRE) 35.300.089.901

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 26, 2017 AT 4 PM (“SM”)

Companhia Brasileira de Distribuição (“CBD”) informs that, pursuant to CVM Rule No. 480, article 21-W, 6th paragraph, of CVM Rule No. 481/09, as amended, and to CVM Resolution No. 741/15, releases the final voting map relating to the consolidation of voting instructions given in person for each item of the agenda of the SM and the remote voting instructions received, identifying the number of approvals, rejections and abstentions for each matter of resolution. The information of the synthetic map can be found in the sheet attached hereto.

São Paulo, April 26, 2017.

Daniela Sabbag

Investors Relations Officer

Item of the Agenda	Description of the Resolution	Votes	Number of Shares	% over the Total Votes
At Annual Shareholders’ Meeting
1	Approve the financial statements for the fiscal year ended December 31, 2016	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

2	Approve the allocation of results for the fiscal year ended December 31, 2016, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

3	Fix the annual global compensation of the Company’s managers and Fiscal Council, should the shareholders request its installation, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

4	Request the installation of the Fiscal Council for the fiscal year of 2017.	Approve	44.572.629	100%
		Reject	-	-
		Abstain	-	-

4.1	Approve the election of Messrs. Fernando Dal-Ri Murcia and Eduardo da Silva Flores to the offices of effective members of the Fiscal Council, and of Messrs. Bruno Meirelles Salotti and Jerônimo Antunes as their respective substitutes. (election by the the shareholders with voting rights)	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

4.2	Approve the election of Mr. Gerlando Augusto Sampaio Franco to the office of effective member of the Fiscal Council and Mr. Heraldo Gilberto de Oliveira as his substitute. (separate vote for the shareholders with no voting rights)	Approve	9.726.376	98,74%
		Reject	-	-
		Abstain	124.600	1,26%

Em Assembleia Geral Extraordinária
5	Ratify the managers’ global annual compensation for the fiscal year of 2016, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

6	Approve the investment plan for the fiscal year of 2017, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

7	Approve the alteration of the newspapers of large circulation for the publishing of the Company’s acts, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

8	Approve the Proposal for alteration and consolidation of the Company’s Bylaws, pursuant to the Management Proposal.	Approve	94.019.178	100%
		Reject	-	-
		Abstain	-	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.